Exhibit 1.3

March 17, 2003

Change to the Organizational Regulations of the Board of Directors of Alcon, Inc. in View of Introduction of a Nominating | Corporate Governance Committee

Article V

Board Committees

[Sections 1 to 3 unchanged]

Section 4. Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee shall be comprised of three members of the Board, as determined from time to time by the Board. Two Committee members shall be chosen from among the independent Directors; in addition, one Committee member shall be designated by the Majority Shareholder.

The members of the Nominating and Corporate Governance Committee shall be appointed by the full board for a one year term. Members of the Committee shall be eligible for re-election. The chairperson of the Committee shall be designated by the Board.

The Nominating and Corporate Governance Committee shall have the following powers and duties:

(a) Determination of the criteria, objectives and procedures for selecting members of the Board;

(b) Search and review of potential candidates qualified to become members of the Board, and recommendation of such individuals to the full Board for a nomination for election by the shareholders;

(c) Review of nominations for re-election of Board members;

(d) Recommendation to the Board as to the class of directors on which a new director shall serve;

(e) Recommendation of Board members for appointment to a Board committee;

(f) Review of appropriateness of continued service on the Board of members whose circumstances (including business or professional affiliations or responsibilities) have changed or who contemplate accepting a directorship on another public company board or an appointment to an audit or compensation committee of another public company board;

(g) Recommendation to the Board for the appointment of the members of the Executive Management, upon motion of the CEO;

(h) Oversight of the Company's orientation process for newly elected members of the board, and assistance of the board in its implementation; assessment of the adequacy of and need for additional continuing director education programs;

(i) Development of corporate governance guidelines for the Company, assessment of those guidelines at least on an annual basis;

(j) Oversight of the system and procedures for the education, development and orderly succession of senior members throughout the Group, including, at least annually, review of the CEO's short- and long-term succession plans for the CEO and other senior management positions;

(k) Coordination of the annual evaluation of the Board and its committees;

(l) Review of its own performance and reassessment of the adequacy of its rules of procedures.

In discharging its functions, the Nominating and Corporate Governance Committee shall have the authority to retain and terminate any search firm to be used to identify candidates for the position of Board member or member of Executive Management. The Committee may further obtain, at the expense of the Company, advice and assistance from internal or external legal, accounting or other advisors as it deems advisable without having to seek Board approval. The Committee shall finally have the authority to conduct or authorize investigations into or studies of any matters within the Committee's scope of responsibilities.

The Nominating and Corporate Governance Committee shall meet at least four times per year. It may request that any directors, officers or other employees of the Company, or any other person whose advice is sought by the Committee, attend any Committee meetings to provide such information as the Committee requests. The Committee shall take minutes of its meetings, and shall regularly report to the Board on its findings and propose the appropriate actions.

Except as set forth in this Article V, Section 4 or in any resolution of the Board of Directors, the Nominating and Corporate Governance Committee shall set its own rules of procedure.

[Section 4, Independent Director Committee: renumber as Section 5]

[Section 5, Committee Procedures: renumber as Section 6]

[Section 6, Research and Development and Scientific Advisory Board: renumber as Section 7]

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